Exhibit (a)(5)(K)

Kruglick v. MakeMusic, Inc., et al.

No. 27-CV-13-5508 (Minn. 4th Jud. Dist.)

REPORT OF THE SPECIAL LITIGATION COMMITTEE

OF THE BOARD OF DIRECTORS OF MAKEMUSIC, INC.

The Special Litigation Committee (the “SLC”) of the Board of Directors of MakeMusic, Inc. (the “Board”) hereby submits this Report pursuant to the April 5, 2013 Order of the Court in the above-captioned matter and the Written Action of the Board dated April 9, 2013 (the “Written Action”) appointing the SLC and adopting the Special Litigation Committee Charter (the “Charter”).

INTRODUCTION

On March 12, 2013, MakeMusic, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LEAP”), LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (collectively, “LaunchEquity”). The Merger Agreement provides that LEAP Acquisition Corporation will commence a tender offer to purchase all outstanding shares of the Company’s common stock at a price of $4.85 per share in cash, which, if successful, will be followed by a merger between the Company and LEAP Acquisition Corporation and will result in the Company becoming a wholly owned subsidiary of LEAP.1 The Merger Agreement and the Transaction were negotiated and approved by a Special Planning Committee (the “SPC”) appointed by the Board on June 29, 2012, and the Board approved the Merger Agreement and the Transaction and unanimously recommended to the Company’s shareholders that they tender their shares to LaunchEquity.

On March 29, 2013, following announcement of the Merger Agreement, Dr. Ezekiel Kruglick (“Plaintiff”), a shareholder of the Company, filed a Class Action Complaint in the District Court for

[1]	The transactions contemplated by the Merger Agreement, including the tender offer and the second-step merger, will be referred to herein as the “Transaction.”

Hennepin County, Minnesota, naming as defendants the Company, the members of the Board, and LEAP, and seeking to enjoin consummation of the Transaction and other relief (hereinafter, the “Litigation”). After the Court stayed the Litigation pending appointment by the Company of a special litigation committee, Plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”) on April 10, 2013.

The Amended Complaint alleges, in sum and substance, that the Merger Agreement resulted from a flawed process tainted by conflicts of interest and that the Transaction improperly favors LEAP and insiders at the Company at the expense of Plaintiff and other shareholders of the Company. It alleges that the share price of $4.85 is unfair. It further alleges that the analysis performed by Lazard Middle Market LLC (“LMM”), the Company’s financial advisor in the Transaction, in connection with the fairness opinion delivered by LMM to the SPC and the Board, is flawed. It also asserts that the Company made misrepresentations and omitted material information from the disclosures provided to the Company’s shareholders in connection with the Transaction. Based on these allegations, the Amended Complaint asserts claims for (1) breach of fiduciary duty against the individual members of the Board; (2) aiding and abetting the Board members’ breaches of fiduciary duty against the Company and LaunchEquity; (3) a claim for equitable relief under Minn. Stat. § 302A.467; (4) violation of Minn. Stat. § 302A.673; (5) violation of Minn. Stat. § 302A.255; (6) violation of the Minnesota Securities Act, Minn. Stat. §§ 80A.68 and 80.76; (7) violation of the Minnesota Securities Act, Minn. Stat. §§ 80A.69 and 80A.76; (8) common-law negligent misrepresentation; and (9) common-law fraud.

THE SPECIAL LITIGATION COMMITTEE

On April 5, 2013, the district court entered an order holding that Plaintiff’s claims are derivative in nature under Minnesota law and staying the lawsuit pending the Company’s appointment of a Special Litigation Committee pursuant to Minn. Stat. § 302A.241, subd. 1. Pursuant to the Written Action, the Board appointed Robert A. Rosenbaum, a partner in the law firm of Dorsey & Whitney, LLP, to serve as the SLC, and adopted the Charter. Mr. Rosenbaum is a member of Dorsey & Whitney’s Management Committee and head of the firm’s corporate group. He is a member of the Chapter 302A Subcommittee of the Business Law Section of the Minnesota Bar Association. He has 31 years of experience in the practice of corporate law, with particular focus on mergers and acquisitions, including purchases and sales of public companies.

Mr. Rosenbaum does not own, and has never owned, any shares of the Company’s stock, has never been an officer, director or employee of the Company and has never served as legal counsel to the Company. Neither Mr. Rosenbaum nor Dorsey & Whitney LLP has ever represented the Company, any member of its Board or LaunchEquity or its affiliates. Mr. Rosenbaum is, therefore, fully independent of the Company, the Board, and LaunchEquity. As set forth in the Written Action and Charter, before appointing Mr. Rosenbaum as SLC, the Board reviewed his qualifications, experience, and information establishing his independence and determined that he is fully qualified to serve as SLC.

Pursuant to the Written Action and Charter, the SLC is to “consider what rights and remedies the Company may have in regard to the directors’ alleged actions or inactions related to transactions . . . conducted pursuant to the Agreement and Plan of Merger,” and “to report and issue recommendations and determinations regarding allegations contained in the Minnesota Fourth Judicial District purported class action lawsuit against the Company and the Directors in the matter captioned Kruglick v. MakeMusic, Inc. et al. and any other derivative action commenced by the shareholders of the Company in relation to the Transaction.”

To assist in its investigation, the SLC retained Dorsey & Whitney LLP as counsel to the SLC, and, during the course of its investigation, the SLC received assistance and advice from trial and corporate attorneys at the firm.2 In the course of its investigation, the SLC requested from the Company all documents the SLC considered necessary and appropriate to conduct a thorough and independent

[2]	In light of the conclusions it reached regarding the Directors’ conduct, the SLC did not consider it necessary or advisable to retain a financial advisor.

investigation. The Company complied fully and provided the SLC with all requested documents. Significant categories of documents that the SLC reviewed and considered include, inter alia, the following:

•	Pleadings in the Litigation;

•	Materials filed by the Company with the Securities and Exchange Commission (“SEC”) in connection with the Transaction (including amendments and exhibits thereto);

•	The March 12, 2013 Presentation to the SPC prepared by LMM (the “March Presentation”),

•	LMM’s written fairness opinion addressed to the SPC as of March 12, 2013 (the “Fairness Opinion”);

•	LMM’s preliminary draft presentation provided to the SPC in February 2013 (the “February Draft Presentation”);

•	Minutes of all meetings of the Board from 2009 through March 12, 2013;

•	Minutes of all meetings of the SPC;

•	All material documents made available to the SPC during the course of its evaluation of the Transaction and Merger Agreement and of the strategic alternatives to the Transaction considered by the SPC;

•	Documents sufficient to apprise the SLC of the Company’s financial projections since 2008 and the Company’s actual performance during the same period;

•	Materials filed by LaunchEquity with the SEC in connection with the Transaction (including amendments and exhibits thereto);

•	Materials provided to the SLC by Plaintiff’s counsel, including their briefs in the Litigation and an analysis of LMM’s Fairness Opinion completed by RGL Forensics; and

•	Materials provided to the SLC by the Company’s counsel, including their briefs in the Litigation and an analysis of the disclosure allegations in the Amended Complaint.

A complete list of every document reviewed by or on behalf of the SLC is attached as Appendix A hereto.

The SLC and/or counsel to the SLC also interviewed all persons the SLC considered necessary and appropriate sources of information to ensure a thorough investigation, and each witness cooperated fully. The following persons were interviewed:

•	Karen VanDerBosch, acting CEO, COO, and CFO of the Company;

•	Graham Richmond, Chair of the SPC;

•	Robert B. Morrison, Board Chair and SPC member;

•	Michael R. Skinner, SPC member; and

•	James Clancy, LMM Managing Director and lead advisor to the SPC for LMM.

Counsel to the SLC interviewed each of the above-named witnesses on multiple occasions, with the exception of Ms. VanDerBosch.

Finally, the SLC met separately with Plaintiff’s counsel and with counsel to the Company to gather additional facts and receive such counsels’ views regarding the Transaction and the Litigation. Both were afforded a full opportunity to provide any information that each believed would be relevant to the SLC’s deliberations. Plaintiff’s counsel offered the SLC the opportunity to meet with Plaintiff, but the SLC declined that offer when Plaintiff’s counsel confirmed that Plaintiff had no input to offer the SLC beyond the allegations contained in the Amended Complaint.3

The SLC met with its counsel six times over the course of three weeks to discuss the progress and review the status of the investigation, and to raise and consider matters relevant to the investigation.

[3]	Plaintiff’s counsel asked to participate fully in the SLC’s investigation. The SLC respectfully declined that request in order to ensure that its investigation remained fully independent of all parties.

BACKGROUND

I.	OVERVIEW OF MAKEMUSIC, INC.

A.	Business

The Company’s SEC filings describe the Company as a world leader in music education technology. They describe its primary product lines to be SmartMusic, a subscription-based, interactive music education platform; Finale, the industry-standard music notation software; and Garritan, a state-of-the-art sound sample system.

The Company generated a net loss of $3.7 million on net revenues of $17.8 million for the year ended December 31, 2012. Its shares are traded on the NASDAQ Capital Market stock exchange.

B.	Management and Board of Directors

Karen L. VanDerBosch is Acting Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of the Company. Ms. VanDerBosch has been employed in a senior management capacity with the Company since 2006. Paul D. Carlson is Chief Technology Officer.

The members of the Board are: Robert B. Morrison (Chair), Trevor A. D’Souza, Keith A. Fenhaus, Michael R. Skinner, and Graham Richmond (collectively, the “Directors”).

II.	THE TRANSACTION

A.	Consideration of Strategic Alternatives and Sale Process

In or about June 2012, LaunchEquity—then the Company’s largest shareholder, owning approximately 27.8% of its outstanding shares—informed the Company that it was considering seeking to acquire the Company. At its June 29, 2012 meeting, the Board appointed the SPC to evaluate any such proposals as well as other strategic alternatives available to the Company (including remaining an independent public company). The Board appointed the following Directors to the SPC: Graham Richmond (Chair), Robert B. Morrison, and Michael R. Skinner.

On July 15, 2012, LaunchEquity sent to the Company, and publicly announced, its proposal to acquire (by an asset purchase transaction) the operating assets of the Company, excluding cash, and assume its related liabilities, for $13.5 million. The SPC retained LMM as its financial advisor to assist in the assessment of LaunchEquity’s proposal and any strategic alternatives to that proposal. Fredrikson &

Byron, LLP acted as counsel to the SPC. Furthermore, as part of its evaluation of strategic alternatives, the SPC determined to seek, on a publicly disclosed basis, competing bids from other potential acquirers.

In subsequent months, the SPC, through LMM, contacted 137 potential bidders including strategic and financial parties, and provided confidential information to 14 that expressed interest and executed confidentiality agreements. The Company held meetings with five potential bidders (excluding LaunchEquity). In October 2012, two parties other than LaunchEquity, Party A and Party B, submitted indications of interest to acquire all of the Company’s outstanding shares—Party A at $4.75 per share in cash and Party B at $4.50 per share in cash. The Company continued discussions with each of Party A, Party B and LaunchEquity, and each party continued to perform due diligence on the Company. In late November and early December 2012, Party B and LaunchEquity each submitted revised, non-binding proposals to acquire the Company – Party B at $5.50 per share in cash and LaunchEquity at $4.50 per share in cash. Party A declined to submit a revised proposal and ceased discussions with the SPC regarding an acquisition of the Company. Following additional due diligence by Party B and further discussions between Party B and the SPC, Party B withdrew its $5.50 per share proposal to acquire the Company, indicating that it would be unable to complete a transaction at a price above $4.00 per share. Despite efforts made by LMM at the SPC’s direction, Party B subsequently ceased discussions with the SPC regarding an acquisition of the Company.

In January 2013, as part of its regular annual process, Company management developed projections for performance during the next several years. The projections included three scenarios: a “low case,” based primarily on historical performance; a “goal case,” on which management bonuses would be based; and a “high case,” based on exceptional performance. During meetings held with management in January, the SPC, and then the full Board, directed management to adjust the low case upward to reflect a historically consistent annual launch cycle for Finale (as opposed to an 18-month cycle). All three scenarios were then presented to LaunchEquity.

Negotiations overseen by the SPC and conducted through LMM and members of the SPC4 with LaunchEquity continued, resulting in increases in the price-per-share offered by LaunchEquity to $4.75 and then to $4.94. In February 2013, the Company and LaunchEquity entered into an exclusivity agreement. LaunchEquity continued to conduct due diligence and SPC and LaunchEquity continued to negotiate over price and terms, ultimately agreeing on a price of $4.85 per share in cash.

LMM then prepared its March Presentation and its Fairness Opinion. At the direction of the SPC, LMM relied, in analyzing the fairness of the agreed-upon price, on the low case projections, because both the SPC and the full Board had earlier concluded that they represented the most realistic likelihood of actual performance. Among other things, the SPC members noted that they, and indeed all Directors, over several years had developed skepticism regarding the Company’s ability to achieve management’s forecasts and therefore considered the goal case developed in January to be aggressive. Indeed, over the last several years, the Company’s SEC filings reflect that Company management had consistently failed to earn the maximum bonuses tied to financial performance incentives set in connection with the Company’s annual budgeting process.

The March Presentation and the Fairness Opinion were delivered to the SPC and the Board for their consideration on March 12, 2013. Also on that date, both the SPC and the Board met and approved the Merger Agreement and the Transaction. In connection with its approval of the Transaction, the Board approved resolutions to waive application to the Transaction of (1) the restrictions contained in the “control share acquisition” and “business combination” provisions of the Minnesota Business Corporation Act, and (2) the Company’s Tax Asset Protection Plan. The parties thereafter executed the Merger Agreement on March 12, 2013.

[4]	The record reflects that the SPC maintained active management of the negotiation process, working closely with LMM throughout the process. Furthermore, the SPC did not permit Ms. VanDerBosch, or any other member of senior management, to participate actively in the negotiations with LaunchEquity.

B.	Transaction Structure and Significant Terms

The following description does not purport to be an exhaustive description of the Merger Agreement. Instead it is a summary of certain provisions relevant to this Report.

The Merger Agreement contemplates a commonly used two-step merger process: (i) a cash tender offer at $4.85 per share, followed by (ii) a “back-end” or “clean-up” merger of the Company with LEAP Acquisition Corporation. Following such merger, the Company would become a wholly owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners.

The Agreement includes a standard (for transactions of this type) “Top-Up Option” which, if (and only if) the tender offer were successfully completed, would provide LaunchEquity with the option to purchase, at the offer price, a number of newly issued shares of Company common stock equal to the lowest number that, when added to the number owned by LaunchEquity after completion of the tender offer, constitutes one share more than 90% of the Company’s then outstanding shares of common stock. If LaunchEquity were to acquire more than 90% of the Company’s outstanding shares of common stock through the tender offer and, if needed, the exercise of the Top-Up Option, it would be in a position to complete the second-step merger as a Minnesota statutory “short-form” merger, which does not require approval of the Company’s shareholders under Minnesota law. Pursuant to the terms of the Merger Agreement, the Top-Up Option may only be exercised if LaunchEquity first acquires beneficial ownership of at least 82% of the outstanding shares of the Company’s common stock.

The Merger Agreement prohibits the Company from soliciting transactional alternatives to the Transaction following the execution of the Merger Agreement. The Merger Agreement also prohibits the Company from responding to proposals for transactional alternatives to the Transaction, subject to a fiduciary exception for proposals that the Board, in good faith and after consultation with its advisors, concludes is, or could reasonably lead to, a “Superior Proposal.” Similarly, the Merger Agreement prohibits the Board from changing its recommendation that shareholders tender their shares into the tender offer and, if necessary, vote to approve the second-step merger, subject to a fiduciary exception that allows the Board to change its recommendation in response to a Superior Proposal, following a four-business-day notice period in which the Company must negotiate in good faith with LaunchEquity to enable LaunchEquity to improve the terms of the Transaction. The Merger Agreement also requires the Company to provide LaunchEquity with certain information regarding any alternative proposals it receives.

The Agreement also entitles LaunchEquity to a $400,000 termination fee if the Agreement were to be terminated under certain circumstances set forth in the Merger Agreement. This amount constitutes less than 2% of the implied enterprise value of the Company, according to LMM’s analysis contained in the March Presentation.

III.	APPLICABLE LAW

A.	Duties of Directors

The Minnesota Business Corporation Act establishes the legal standard of conduct for directors of Minnesota corporations. It provides:

A director shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. A person who so performs those duties is not liable by reason of being or having been a director of the corporation.

Minn. Stat. § 302A.251, subd. 1. It further provides that a director may “rely on information, opinions, reports, or statements, including financial statements and other financial data” provided by “officers or employees of the corporation” or “counsel, public accountants, or other persons,” whom the director reasonably believes to be reliable and competent with respect to the information, opinions, or reports provided. Id. subd. 2. The Minnesota Supreme Court has interpreted section 302A.251 as codifying the “business judgment rule as a defense against director liability.” In re UnitedHealth Grp. Inc. S’Holder Derivative Litig., 754 N.W.2d 544, 553 (Minn. 2008). “The business judgment rule means that as long as the disinterested director(s) made an informed business decision, in good faith, without an abuse of discretion, he or she will not be liable for corporate losses resulting from his or her decision.” Janssen v. Best & Flanagan, 662 N.W.2d 876, 882 (Minn. 2003). Proof that a director breached his fiduciary duties of good faith, loyalty, or due care would overcome the presumption of non-liability established by the business judgment rule. See, e.g., Potter v. Pohlad, 560 N.W.2d 389, 395 (Minn. Ct. App. 1997).

Some courts in other jurisdictions have found that directors’ fiduciary duties also encompass a duty of candor or disclosure, which requires that they “disclose fully and fairly all material information within the board’s control when it seeks shareholder action.” Stroud v. Grace, 606 A.2d 75, 84 (Del. 1992); see also Potter v. Pohlad, 560 N.W.2d 389, 395 (Minn. Ct. App. 1997) (applying Delaware law). Although this is true with respect to Delaware corporations, counsel to the SLC is not aware of any published case applying such an analysis under Minnesota law to a Minnesota corporation.

B.	General Considerations with Respect to Derivative Claims

In deciding whether to bring claims against the Company or its Directors, the SLC must consider not only the merits of such claims, but also whether pursuing such claims would be in the best interests of the Company. In making this determination, the SLC must weigh and balance a variety of “‘legal, ethical, commercial, promotional, public relations, fiscal and other factors familiar to the resolution of many if not most corporate problems.’” Janssen, 662 N.W.2d at 883 (quoting Auerbach v. Bennett, 393 N.E.2d 994, 1002 (N.Y. 1979)). In particular, the SLC is entitled to consider the cost and time investment required to litigate claims against its Directors, the potential interruption of the Company’s business and effects on its business relationships, and the ultimate likelihood of success. See id.

IV.	FINDINGS AND ANALYSIS

The SLC, with the assistance of counsel, reviewed materials and information sufficient to understand the formation and membership of the SPC, the Transaction, the sales and negotiation process that led to the execution of the Merger Agreement, and the process by which the SPC and the Board evaluated the Transaction, the Merger Agreement, and strategic alternatives to the Transaction. Based on its investigation, the SLC concludes that the Company’s Directors fulfilled their fiduciary duties under Minnesota law in connection with the Transaction, and their conduct and decisions are therefore entitled to the protection of the business judgment rule. The SLC concludes it is not in the Company’s interest to pursue the claims against the Directors and the Company alleged in the Amended Complaint.5

A.	The Directors Were Not Conflicted and Acted in Good Faith

The SLC’s investigation confirmed that the Directors implemented an effective structure (the SPC) to ensure that the Directors primarily responsible for the evaluation and approval of the Transaction did not have any conflicts of interest in connection with that process. Consequently, they discharged their duty to act “in good faith” and in a manner they “reasonably believe[d] to be in the best interests of” the Company. Minn. Stat. § 302A.251.

As a threshold matter, promptly after receiving LaunchEquity’s offer letter, the Board appropriately appointed disinterested Directors to the SPC to evaluate LaunchEquity’s proposed acquisition and available strategic alternatives. Under Minnesota law a director “is ‘disinterested’ if the director … is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation” of the SPC. Minn. Stat. § 302A.673, subd. 1(d)(3). Directors Richmond,

[5]	Counsel to Plaintiff in the Litigation asked the SLC to review the claims alleged in the Amended Complaint to determine whether they were derivative or direct and offered their view that at least some claims were direct. Trial counsel to the SLC reviewed the briefs and other materials submitted by counsel to Plaintiff and the Company, including the briefs filed in the District Court, and advised the SLC regarding the matter. The SLC concludes that it need not make any such determination—its task is to investigate and evaluate the merits of the allegations made in the Amended Complaint against the Directors and the Company. The SLC has done so and, as set forth more fully in its Analysis, concludes that the challenged conduct is neither wrongful nor injurious.

Morrison, and Skinner meet this statutory requirement; moreover, none of them had any financial relationship with LaunchEquity. The Board decided to exclude Directors D’Souza and Fenhaus from the SPC because each of them was subject to circumstances that could give rise to the appearance of partiality. Specifically, Mr. D’Souza was initially designated as a director by LaunchEquity pursuant to an agreement with the Company. Mr. Fenhaus had been in discussions in 2012 with the Board’s Compensation Committee and Governance Committee about the possibility of serving as CEO. While the SLC need not determine whether the circumstances of either Mr. Fenhaus or Mr. D’Souza would have rendered either of them other than “disinterested” or otherwise disqualified them from membership on the SPC, the SLC does conclude that the Board’s decision to appoint only Directors Richmond, Morrison, and Skinner instead reflected a considered approach to formation of the SPC and an appropriate exercise of the Board’s discretion.

The Amended Complaint alleges that all Directors were subject to conflicts of interest because consummation of the Transaction would result in their receipt of cash payment for their vested and unvested options to purchase Company shares. This allegation lacks merit. First, the SLC’s investigation revealed no factual support for any claim that the Directors’ stock options influenced their evaluation of the Transaction. Further, the Directors’ stock options do not give the Directors any interest in completing the Transaction that differs from the interests of the Company’s shareholders in general; their incentive, if any, would be to maximize the per-share price of any acquisition offer. Finally, the aggregate value of each Director’s options at the tender offer price is less than $10,000—significantly less than they receive in annual fees for service on the Board. Thus, even setting aside the other considerations set forth above, the SLC concludes that the options did not present a significant risk that any Director would fail to act in the best interests of the Company and its shareholders.

“Not every officer or director who receives some benefit from a transaction breaches the duty of loyalty …. There must be evidence that the officer is acting to serve his own interests at the expense of the interest of the entity and its shareholders.” Rupp v. Thompson, No. C5-03-347, 2005 WL 2757129, at *11 (Minn. 5th Jud. Dist. Jan. 12, 2005). On the basis of its investigation, the SLC finds no support for the Amended Complaint’s allegation that conflicts of interest influenced the Directors’ assessment and approval of the Transaction.

B.	The Directors Acted with Due Care

Having concluded that the Directors were not subject to conflicts of interest and acted in good faith, the SLC must assess whether the Board and the SPC discharged their duty of care in evaluating LaunchEquity’s proposal, evaluating strategic alternatives, negotiating with LaunchEquity, and, ultimately, approving the Merger Agreement. Any potential breach of the duty of care is to be assessed under a gross negligence standard. Potter, 560 N.W.2d at 392. Further, it is not the SLC’s duty to “second guess” the substance of the SPC’s decision; rather, the SLC must assess the process by which the SPC’s decisions were reached, with an eye to ensuring that the SPC members were adequately informed. See id.; Janssen, 662 N.W.2d at 882.

The SLC’s investigation confirms that the Board and SPC discharged their duty of care. They conducted a public sales process that was reasonably designed to garner sufficient material information to enable informed decisions in connection with the Transaction, as well as to maximize the consideration offered to shareholders; they reasonably relied on LMM’s assessment of the Transaction; and the deal-protection terms of the Merger Agreement did not unreasonably preclude alternative opportunities or coerce shareholder approval.

1.	The Sales Process Was Appropriate

As set forth above, the Board appropriately delegated to the SPC authority to evaluate LaunchEquity’s proposal, assess strategic alternatives, and negotiate with LaunchEquity and other potential bidders. Members of the SPC confirmed that the SPC had the full support of the Board to assess all potential alternatives to LaunchEquity’s offer, including the possibility of remaining an independent public company. The SLC concludes that the SPC carried out that task in a reasonable fashion, which allowed the SPC and, ultimately, the Board to make an informed decision with respect to the Transaction.

After receiving LaunchEquity’s acquisition proposal in July 2012, the SPC engaged LMM to assess the proposal and actively to seek potential alternative transactions with third parties. Initial contacts with 137 potential bidders led to meetings with five interested parties (excluding LaunchEquity) and to formal proposals from and active negotiations with three bidders. These basic facts alone demonstrate that the SPC actively explored potential alternatives to the Transaction with LaunchEquity.

The SPC’s process for evaluating LaunchEquity’s proposal and negotiating the ultimate terms of the Transaction was equally robust. The SPC retained LMM to assist in its evaluation and negotiation of the economic terms of LaunchEquity’s proposal, and (as set forth more fully below) it reasonably relied on LMM’s financial analysis and its Fairness Opinion. The SPC retained the law firm of Fredrikson & Byron, LLP to assist in its evaluation and negotiation of the LaunchEquity proposal, and (as set forth more fully below) it reasonably relied on the firm’s legal advice. The SPC retained full control over the negotiation process. It met 37 times in the course of evaluating LaunchEquity’s proposal and alternative options, and regularly consulted with Company management and the SPC’s legal and financial advisors. The SPC was not pressured by either LaunchEquity or management to reach any particular conclusion. Indeed, it negotiated actively with one other party as well as LaunchEquity over deal terms and share price.

The foregoing is only a summary of the numerous steps taken and factors considered by the SPC and the Board in the process of evaluation and negotiation that ultimately led to the consummation of the Merger Agreement. The SLC concludes that, on the basis of its investigation of that process, the SPC’s process was reasonable and appropriate.

2.	LMM Was Not Conflicted and the Directors Reasonably Relied On Its Fairness Opinion

As set forth above, a corporate director is entitled under Minnesota law to “rely on information, opinions, reports, or statements, including financial statements and other financial data … prepared or presented by … counsel, public accountants, or other persons as to matters that the director reasonably believes to be reliable and competent in the matters presented.” Minn. Stat. § 302A.251, subd. 2(a)(2). The SLC’s investigation confirmed that the SPC and Board reasonably could rely on LMM’s analysis and Fairness Opinion in their assessments of the Transaction and approvals of the Merger Agreement.

First, there can be no dispute that LMM was qualified to render the Fairness Opinion, and the Amended Complaint does not allege otherwise. As indicated in the Company’s Schedule 14D-9 filed with the SEC, a special committee of the Board had retained LMM in 2009, after LaunchEquity expressed interest in a possible tender offer at that time. LMM was, therefore, already familiar with the Company and its business, and the SPC and Board were familiar with LMM, its experience, qualifications, and reputation prior to retaining LMM in 2012. LMM is a part of Lazard Ltd., a firm founded in 1848 that describes itself as “the world’s leading independent financial advisory … firm.” The SPC properly understood that LMM had the professional qualifications to assess LaunchEquity’s proposals and the Company’s alternatives and to render the Fairness Opinion.

Importantly, at the request of the SPC and Company counsel, LMM confirmed, at the time of its retention in 2012, that LaunchEquity had never been a client of LMM and that LMM had no conflict of interest in connection with its assessment of the Transaction.

The SLC’s investigation revealed no reason to suspect that the SPC and Board did not or should not reasonably believe that LMM was qualified, competent, and reliable. Consequently, the Directors’ reliance on LMM’s analysis and Fairness Opinion was appropriate and in accord with Minnesota law.

3.	The Merger Agreement’s Deal-Protection Devices Are Appropriate

Although Minnesota courts have not articulated the precise contours of directors’ fiduciary duties in connection with approval of deal-protection provisions in a merger agreement, the Delaware courts have held that, as a general matter, directors may, consistent with their fiduciary duties, approve of deal-protection devices that are not coercive of the shareholders or preclusive of potential superior alternative transactions and that are reasonable in relation to the corporate goal they are meant to advance. See Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 935 (Del. 2003). Even assuming a Minnesota court would apply these principles here, the SLC concludes that the Directors fulfilled their fiduciary duties in approving the terms of the Merger Agreement.

The Amended Complaint alleges that the Merger Agreement’s deal-protection measures, principally the “No Solicitation” provision, $400,000 termination fee, and the “match rights,” make it “either prohibitively expensive or otherwise impossible” for a competing bidder to propose a superior transaction. The SLC concludes, however, that these provisions are standard for transactions of this type and are not preclusive of alternative deals. The termination fee, equivalent to approximately 1.6% of the implied enterprise value of the Company according to LMM’s analysis, is not onerous and would not preclude a serious bidder from making a superior proposal. Indeed, the fee is, in the SLC’s experience, at or near the low end of customary practice for similarly situated transactions.

While the Board may not solicit alternative bids under the Agreement, it is not prevented from considering unsolicited proposals that the Board, in good faith and after consultation with its advisors, concludes is, or could reasonably lead to, a Superior Proposal. In addition, the Merger Agreement includes a “fiduciary out” provision that entitles the Board to change its recommendation to the Company’s shareholders in response to a Superior Proposal, and to terminate the Agreement, in the event that a competing bidder were to make a proposal that would be more favorable to the shareholders. The conditions to the Board’s ability to exercise its fiduciary out and pursue a Superior Proposal, including the requirements that the Company provide LaunchEquity with certain information regarding any alternative proposals it receives and a notice period during which the Company must negotiate in good faith with LaunchEquity to enable LaunchEquity to improve the terms of the Transaction (i.e. the “match rights”), are well within the mainstream of negotiated agreements for the acquisition of a public company that has gone through a full and extensive public auction process.

Plaintiffs also attack the Top-Up Option as a “sham.” The Top-Up Option merely establishes a mechanism by which LaunchEquity may obtain 90% of the Company’s shares after successful completion of the tender offer, thereby enabling it to complete a short-form merger without the necessity of a shareholder vote. The Amended Complaint alleges the “Top-Up Option ensures that LaunchEquity will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer.” This simply is not true. The Merger Agreement plainly provides that the Top-Up Option may only be exercised if LaunchEquity first obtains ownership of at least 82% of the Company’s outstanding shares in the tender offer. Thus, a significant majority of shareholders must tender their shares before the Top-Up Option may be exercised. As a result, the Top-Up Option is not, and cannot be, coercive. Indeed, it is entirely customary to include a Top-Up Option in similarly structured transactions; this allows remaining shareholders to receive transaction consideration on an expedited basis following (but only following) the purchaser’s acquisition of a controlling interest in the target company. Furthermore, the Top-Up Option has been structured to avoid any possibility of dilution affecting the value of the Company for those shareholders who determine to seek appraisal of their shares under Minnesota law.

Taken as a whole, including the fiduciary out provision, the SLC considers that the deal-protection mechanisms are reasonable means to advance the completion of the Transaction and are not inappropriately preclusive or coercive. The Board’s and SPC’s approval of these provisions accordingly was consistent with their obligation to fulfill their fiduciary duties.

C.	The Company’s Disclosures Were Adequate

For purposes of this Report, the SLC assumes, solely for purposes of addressing Plaintiff’s disclosure claims and not for the purpose of deciding under Minnesota law, that, as is the case with Delaware corporations, directors have a duty to disclose all material information to shareholders when seeking shareholder approval of a transaction.

Information is material if there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). “There is no strict liability duty to disclose every piece of information without regard to its significance.” Rupp, 2005 WL 2757129, at * 9. The SLC concludes that the Board and SPC did not violate their purported duty of disclosure in connection with the Transaction and that the disclosures provided to shareholders do not contain misrepresentations or omissions of material fact. Although the Amended Complaint alleges that the Company made inadequate disclosures with respect to three primary issues—the sales process, LMM, and LMM’s Fairness Opinion—the SLC concludes that the Company provided adequate and materially correct information regarding these matters.

The Company’s SEC filings, including its solicitation/recommendation on Schedule 14D-9, as amended, in combination with its Transaction Statement on Form 13E-3 and LaunchEquity’s Tender Offer Statement on Schedule TO, together with all of the exhibits filed with each of those SEC filings, collectively provide shareholders with extensive details about the background and negotiation of the Transaction, the SPC’s sales process, including its evaluation of competing proposals, the terms and consequences of the Merger Agreement, LMM’s analysis, and the Board’s reasons for recommending the Transaction to the Company’s shareholders.

With respect to the sales process, Plaintiff alleges nondisclosure of information that, in the view of the SLC, does not significantly alter the total mix of information available and, in some cases, concerns the reasoning and motivations of the Company’s counterparties in the sales process. As to the latter, the SLC found that, for example, Party B did not provide the SPC with the information about its reasons for taking certain actions. It is no breach of duty for the SPC not to disclose information in another party’s exclusive possession. More broadly, the Amended Complaint alleges that the Company should have disclosed various minute details about discussions held during the sales process and reasons why the SPC reached certain decisions. Directors do not have a duty to disclose every detail of their reasoning underlying each decision in a long sales and negotiation process. Indeed, the law recognizes that in some cases “too much information can be as misleading as too little.” In re 3Com S’Holders Litig., No. 5067-CC, 2009 WL 5173804, at *6 (Del. Ch. Dec. 18, 2009). The SLC concludes that the Board and SPC did disclose the significant decisions they reached in the sales process and the material aspects of their reasoning.

With regard to LMM, Plaintiff alleges nondisclosure of information about work it may have performed for LaunchEquity and information about its work performed for and fees received from the Company. As set forth above, however, the SPC confirmed that LMM had not performed any work for LaunchEquity. And, details of LMM’s work for and payment from the Company actually are disclosed in the Schedule 14D-9.6

Finally, with respect to LMM’s Fairness Opinion, much of the data alleged in the Amended Complaint to have been omitted was, in fact, disclosed in the Company’s public filings and, therefore, is available to shareholders. For example, while the Amended Complaint alleges that the Schedule 14D-9 failed to disclose the individual observed multiples for each of the selected companies in LMM’s Selected Companies Analysis, the individual multiples are clearly set forth in the March Presentation

[6]	Item 5, “Persons/Assets Retained, Employed, Compensated Or Used” discloses LMM’s fees for its services in the Transaction.

presented in connection with LMM’s delivery of its Fairness Opinion. Further, many of the Amended Complaint’s allegations, together with the RGL Forensics Group’s analysis, concerning the Fairness Opinion amount to methodological questions or criticisms rather than omissions of material fact.

Having carefully reviewed the Company’s disclosures in connection with the Transaction, the SLC concludes that the allegations set forth in the Amended Complaint do not raise any implication that the Directors breached their purported fiduciary duty to disclose material information to shareholders.

D.	The SLC Need Not Scrutinize the Acquisition Price

Although Plaintiff contends that the share price of $4.85 is unfair, the SLC need not reach any conclusion as to the fairness of the price in assessing whether it would be in the Company’s interests to pursue any remedies against the Directors or the Company. As explained above, the Directors’ duty in connection with the Transaction was to undertake a good-faith process sufficient to reach an informed business decision. The SLC’s investigation thus focused on the adequacy of the Directors’ decision-making process. The SLC concludes that the SPC and Board were not influenced by conflicts of interest, that they sought out in good faith all information necessary to make an informed decision, and that they reasonably relied on LMM and other advisors in evaluating LaunchEquity’s proposal. Having concluded the Directors’ decision-making process was reasonable and appropriate and that it was not tainted by impermissible conflicts of interest, the SPC’s decision is subject to the business judgment rule.

That being said, the SLC finds it appropriate to address one aspect of LMM’s Fairness Opinion that counsel for Plaintiff has particularly emphasized—the selection, at the direction of the SPC, of the low case projections as the basis for LMM’s discounted cash flow analysis resulting from the SPC’s desire to base its deliberations on a “realistic projection of MakeMusic’s expected future performance.” The SLC concludes that this selection does not reflect a breach of duty by the Directors.

As a preliminary matter, the selection of the low case projections raises no concern about disclosure because the Company made public, through its Schedule 14D-9 SEC filings, the February Draft

Presentation, which included all three projection scenarios, as well as the final version of the Fairness Opinion and the March Presentation, which itself contained extensive information regarding two of the three scenarios. Thus, to the extent this selection may constitute material information, it was fully disclosed. Moreover, the mere fact that the SPC considered multiple projections reveals no flaw in its decision-making process. Directors “are not precluded from considering various sets of financial projections before determining that one set reflects the best estimate of future performance.” In re Orchid Cellmark Inc. S’Holder Litig., No. 6373-VCN, 2011 WL 1938253, at *6 (Del. Ch. May 12, 2011). Here, the SPC adequately informed themselves of the Company’s prospects and the assumptions underlying management’s projections, as well as the Company’s history regarding the extent to which performance actually met projections. The SLC’s investigation revealed no reason to think the SPC’s conclusions about the aspirational nature of historical projections were unreasonable.

Finally, the SLC notes the presence under Minnesota law of dissenter’s rights, which affords any shareholder who believes the tender offer price to be insufficient the opportunity for a court-supervised appraisal process to establish the value of the Company’s shares. The SLC concludes that the availability of this remedy undermines any claim of injury based solely on a purportedly unfair tender offer price.

V.	SUMMARY OF CONCLUSIONS

The SLC concludes that the Directors of the Company appropriately discharged their fiduciary duties under Minnesota law in connection with the Transaction. Initially, they prudently and properly established the SPC, with broad authority to consider the LaunchEquity proposal and any other strategic alternative. In addition, the SLC’s investigation revealed no basis to conclude that the Directors did not act in good faith or in a reasonably prudent manner. They gathered all relevant information reasonably necessary to assess LaunchEquity’s proposal and potential alternatives, they deliberated appropriately, they retained and reasonably relied on expert advisors in reaching their decision, and they caused the Company properly to disclose all material information reasonably known to them in recommending the Transaction to the Company’s shareholders.

Therefore, the SLC concludes that, because the claims in the Amended Complaint against the Directors and the Company allege, or are based on, breaches of the Directors’ fiduciary duties under Minnesota law, they lack merit. Consequently, the SLC concludes that it is not in the Company’s best interest to pursue any rights or remedies in regard to the Directors’ conduct in connection with the Transaction and the Merger Agreement. Furthermore, the SLC does not believe the other factors it is entitled to consider (set forth in Section III.B above) weigh in favor of pursuing the Litigation against the Company or the Directors.

Dated: April 29, 2013

Appendix A

Documents Reviewed and Considered

Transaction Documents

1.	Agreement and Plan of Merger by and among LaunchEquity Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, LaunchEquity Partners, LLC, and MakeMusic, Inc., dated March 12, 2013

2.	Letter Agreement by and among LaunchEquity Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, LaunchEquity Partners, LLC, and MakeMusic, Inc., dated April 18, 2013

Board of Directors – Minutes and Actions (including Minutes of certain Meetings and Actions of the Compensation Committee of MakeMusic, Inc.)

3.	Minutes of the Board of Directors of MakeMusic, Inc., dated January 28, 2009

4.	Minutes of the Board of Directors of MakeMusic, Inc., dated April 30, 2009

5.	Minutes of the Board of Directors of MakeMusic, Inc., dated May 8, 2009

6.	Minutes of the Board of Directors of MakeMusic, Inc., dated July 29, 2009

7.	Minutes of the Board of Directors of MakeMusic, Inc., dated August 18, 2009

8.	Minutes of a Joint Meeting of the Special Committee and the Board of Directors of MakeMusic, Inc., dated October 29, 2009

9.	Minutes of the Board of Directors of MakeMusic, Inc., dated January 26-27, 2009

10.	Minutes of the Board of Directors of MakeMusic, Inc., dated March 1, 2009

11.	Minutes of the Board of Directors of MakeMusic, Inc., dated April 29, 2010

12.	Minutes of the Board of Directors of MakeMusic, Inc., dated July 27, 2010

13.	Minutes of the Board of Directors of MakeMusic, Inc., dated August 31, 2010

14.	Minutes of the Board of Directors of MakeMusic, Inc., dated September 28, 2010

15.	Minutes of the Board of Directors of MakeMusic, Inc., dated October 27, 2010

16.	Minutes of the Board of Directors of MakeMusic, Inc., dated November 22, 2010

17.	Minutes of the Board of Directors of MakeMusic, Inc., dated December 8, 2010

18.	Minutes of the Board of Directors of MakeMusic, Inc., dated January 26-27, 2011

19.	Written Action in Lieu of Meeting of Board of Directors of MakeMusic, Inc., dated February 1, 2011

20.	Minutes of the Board of Directors of MakeMusic, Inc., dated April 26-27, 2011

21.	Minutes of the Joint Meeting of the Board of Directors and Compensation Committee of MakeMusic, Inc., dated June 13, 2011

22.	Minutes of the Board of Directors of MakeMusic, Inc., dated July 6, 2011

23.	Minutes of the Board of Directors of MakeMusic, Inc., dated July 27, 2011

24.	Written Action in Lieu of Meeting of Board of Directors of MakeMusic, Inc., dated August 23, 2011

25.	Minutes of the Board of Directors of MakeMusic, Inc., dated October 27, 2011

26.	Minutes of the Board of Directors of MakeMusic, Inc., dated December 2, 2011

27.	Joint Written Action in Lieu of Meeting of the Board of Directors and Compensation Committee of MakeMusic, Inc., dated December 16 and 30, 2011

28.	Minutes of the Board of Directors of MakeMusic, Inc., dated January 30-31, 2012

29.	Minutes of the Board of Directors of MakeMusic, Inc., dated February 21, 2012

30.	Minutes of the Board of Directors of MakeMusic, Inc., dated May 1, 2012

31.	Minutes of the Board of Directors of MakeMusic, Inc., dated May 14, 2012

32.	Minutes of the Board of Directors of MakeMusic, Inc., dated June 6, 2012

33.	Minutes of the Board of Directors of MakeMusic, Inc., dated June 12, 2012

34.	Minutes of the Board of Directors of MakeMusic, Inc., dated June 29, 2012

35.	Minutes of the Board of Directors of MakeMusic, Inc., dated August 22, 2012

36.	Minutes of the Board of Directors of MakeMusic, Inc., dated November 29, 2012

37.	Minutes of the Board of Directors of MakeMusic, Inc., dated January 30-31, 2013

38.	Minutes of the Board of Directors of MakeMusic, Inc., dated February 18, 2013

39.	Minutes of the Board of Directors of MakeMusic, Inc., dated March 12, 2013

40.	Minutes of the Compensation Committee of MakeMusic, Inc., dated March 12, 2013

Special Planning Committee - Minutes

41.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated July 20, 2012

42.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated July 26, 2012

43.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated July 31, 2012

44.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated August 7, 2012

45.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated August 21, 2012

46.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated August 31, 2012

47.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated September 7, 2012

48.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated September 14, 2012

49.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated September 20, 2012

50.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated September 28, 2012

51.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated October 8, 2012

52.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated October 12, 2012

53.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated October 19, 2012

54.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated November 2, 2012

55.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated November 15, 2012

56.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated November 28, 2012

57.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 3, 2012

58.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 5, 2012

59.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 7, 2012

60.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 14, 2012

61.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 20, 2012

62.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated December 21, 2012

63.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated January 4, 2013

64.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated January 7, 2013

65.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated January 11, 2013

66.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated January 18, 2013

67.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated January 26, 2013

68.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 1, 2013

69.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 5, 2013

70.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 8, 2013

71.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 15, 2013

72.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 17, 2013

73.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 22, 2013

74.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated February 24, 2013

75.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated March 1, 2013

76.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated March 4, 2013

77.	Minutes of the Meeting of the Special Planning Committee of MakeMusic, Inc., dated March 12, 2013

Materials Reviewed by the Special Planning Committee

78.	Process Discussion by Lazard Middle Market LLC, dated July 2012

79.	Buyer Update by Lazard Middle Market LLC, dated September 14, 2012

80.	Special Committee Meeting: Agenda and Process Update by Lazard Middle Market LLC, dated September 21, 2012

81.	Special Committee Meeting: Agenda and Buyer Tracking Process Update by Lazard Middle Market LLC, dated September 28, 2012

82.	Confidential Memorandum by Lazard Middle Market LLC, dated October 1, 2012

83.	Management Presentation, dated October 2012

84.	Buyer Profiles of [Party C] and [Party A], provided by Lazard Middle Market LLC on October 12, 2012

85.	Special Committee Meeting: Process Update by Lazard Middle Market LLC, dated October 19, 2012

86.	Draft of Agreement and Plan of Merger, as presented to the Special Planning Committee on November 16, 2012

87.	Bid Letter from [Party B], dated November 30, 2012

88.	Draft of Agreement and Plan of Merger, as marked up by [Party B] on November 30, 2012

89.	Bid Letter from LaunchEquity Partners, LLC, dated November 30, 2012

90.	Draft of Agreement and Plan of Merger, as marked up by LaunchEquity Partners, LLC on November 29, 2012

91.	Letter of Intent Summary Discussion with Special Committee by Lazard Middle Market LLC, dated December 3, 2012

92.	Preliminary Fredrikson & Byron, P.A. Summaries of the [Party B] and LEAP Markups, provided December 3, 2012

93.	High-Level Comparison of [Party B] and LEAP Bids by Fredrikson & Byron, P.A., dated December 3, 2012

94.	Updated 5-Year Plan Document by MakeMusic, Inc., provided by the management of MakeMusic, Inc. on January 25, 2013

95.	Special Committee Financial Package Summaries by Lazard Middle Market LLC, dated January 2013

96.	MakeMusic, Inc. Board Meeting Materials, dated January 30-31, 2013

97.	Preliminary Draft of Discussion Materials for MakeMusic Special Committee by Lazard Middle Market LLC, dated February 2013

98.	Make Music, Inc. 5-Year Financial Projections, provided by Lazard Middle Market on February 4, 2013

99.	Presentation to the Special Committee by Lazard Middle Market LLC, dated March 12, 2013

100.	Letter Opinion from Lazard Middle Market LLC to The Special Planning Committee of the Board of Directors, dated March 12, 2013

Materials Filed by MakeMusic, Inc. with the United States Securities and Exchange Commission

101.	Current Report on Form 8-K (Deal Announcement), filed March 13, 2013

102.	Current Report on Form 8-K (Earnings Announcement), filed March 13, 2013

103.	Current Report on Form 8-K (Entry into Agreement), filed April 19, 2013

104.	Form 8A/A (Rights Agreement Amendment), filed March 13, 2013

105.	Transaction Statement on Schedule 13E-3, filed March 25, 2013

106.	Amendment 1 to Schedule 13E-3, filed April 2, 2013

107.	Amendment 2 to Schedule 13E-3, filed April 9, 2013

108.	Amendment 3 to Schedule 13E-3, filed April 19, 2013

109.	Solicitation/Recommendation on Schedule 14D-9, filed April 2, 2013

110.	Amendment 1 to Schedule 14D-9, filed April 2, 2013

111.	Amendment 2 to Schedule 14D-9, filed April 9, 2013

112.	Amendment 3 to Schedule 14D-9, filed April 19, 2013

113.	Pre-Commencement Filing on Schedule 14D-9 (Press Release and Q&As), filed March 13, 2013

114.	Pre-Commencement Filing on Schedule 14D-9 (Q4 Results), filed March 13, 2013

115.	Pre-Commencement Filing on Schedule 14D-9 (Town-Hall Meeting Transcript), filed March 14, 2013

116.	Annual Report on Form 10-K, filed March 13, 2013

117.	Proxy Statement on Schedule 14A, filed July 18, 2012

118.	Annual Report on Form 10-K (Executive Compensation Section), filed March 13, 2012

119.	Annual Report on Form 10-K (Executive Compensation Section), filed March 4, 2011

120.	Annual Report on Form 10-K (Executive Compensation Section), filed March 5, 2010

121.	Annual Report on Form 10-K (Executive Compensation Section), filed March 6, 2009

122.	Proxy Statement on Schedule 14A (Executive Compensation Section), filed April 6, 2009

Materials Filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners et al. (“LEAP”) and certain affiliates with the United States Securities and Exchange Commission

123.	Tender Offer Statement on Schedule TO, filed March 22, 2013

124.	Amendment 1 to Schedule TO, filed April 2, 2013

125.	Amendment 2 to Schedule TO, filed April 5, 2013

126.	Amendment 3 to Schedule TO, filed April 10, 2013

127.	Amendment 4 to Schedule TO, filed April 19, 2013

128.	Pre-Commencement Filing on Schedule TO-C (Press Release), filed March 13, 2013

129.	Amendment 9 to Schedule 13D, filed March 13, 2013

130.	Amendment 10 to Schedule 13D, filed April 22, 2013

Pleadings and Orders in Kruglick v. MakeMusic, Inc., et al., No. 27-CV-13-5508 (Minn. 4th Jud. Dist.)

131.	Class Action Complaint

132.	Plaintiff’s Memorandum of Law in Support of Motion for Expedited Proceedings, and supporting papers

133.	MakeMusic, Inc.’s Memorandum in Opposition to Plaintiff’s Motion for Expedited proceedings, and supporting papers

134.	April 3, 3013 letter from Vernon Vander Weide to Hon. Edward T. Wahl

135.	April 5, 2013 Order

136.	Plaintiff’s Memorandum of Law in Support of Amended Class Action Complaint, and supporting papers

137.	MakeMusic, Inc.’s Memorandum in Opposition to Plaintiff’s Motion to File an Amended Class Action Complaint

138.	Amended Class Action Complaint

139.	April 16, 2013 Order

Other

140.	Report of RGL Forensics

141.	Analysis by Company counsel of certain allegations in the Amended Complaint